FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2007

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Three Months Ending March 31, 2007

2.

Management Discussion & Analysis for the Three Months Ending March 31, 2007

3.

News Release Dated, May 15, 2007

4.

News Release Dated May 16, 2007

5.

Statement of Material Change May 7, 2007

6.

Early Warning Report May 7, 2007

7.

Statement of Material Change May 14, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 16, 2007	By: /s/ “John M. Parks”
Name

Its: Corporate Secretary
(Title)

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GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDING MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended March 31, 2007

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEET

(UNAUDITED)

(stated in Canadian dollars)

ASSETS	Mar. 31, 2007	Dec. 31, 2006
Current
Cash and cash equivalents	$ 317,369)	$ 498,055)
Accounts receivable	24,306)	14,812)
Prepaid expenses	42,813)	28,771)

	384,488)	541,638)

Mineral rights (note 4)	3,898,517)	3,876,155)

Property, building and equipment (note 5)	152,892)	154,890)

	$ 4,435,897)	$ 4,572,683)

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 993,518)	$ 778,335)
Current portion of mortgage payable	2,332)	92,921)

	995,850)	871,256)

Mortgage payable (note 6)	90,032)	-)

	1,085,882)	871,256)

SHAREHOLDERS’ EQUITY

Share capital (note 8)	18,014,384)	18,014,384)

Contributed surplus	860,726)	860,726)

Deficit	(15,525,095)	(15,173,683)
Commitments and Contingencies (note 9)
	3,350,015)	3,701,427)

	$ 4,435,897)	$ 4,572,683)

Approved by the Directors “Donald R. Willoughby” , “John M. Parks” ,

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

(stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
Revenue	March 31, 2007	March 31, 2006
Rent	$ 1,698	$ ) -)

Expenses
Amortization	438)	519)
Bank charges & interest	78)	85)
Filing fees	1,848)	3,711)
Interest - long term	1,712	1,752)
Insurance	630)	458)
Management fees	7,500	7,500)
Marketing & promotion	951	1,713)
Office & miscellaneous	3,254	4,507)
Professional fees	321,330)	133,543)
Rent	1,500)	1,500)
Telephone	1,692)	1,125)
Transfer fees	1,183)	1,874)
Travel	4,162)	7,846)
Wages & benefits	8,297)	8,560)

Interest	(1,465)	(2,774)
Future income tax recovery	-)	-)
	353,110)	171,919)

Net loss	(351,412)	(171,919)

Deficit, beginning	(15,173,683)	(14,036,773)

Deficit, ending	(15,525,095)	(14,208,692)

Loss per share	$ (0.007)	$ (0.004)
Weighted-average number of common shares outstanding	49,078,657)	39,078,657)

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(UNAUDITED)

(stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
	March 31, 2007	March 31, 2006
Cash flows used in operating activities
Net loss for the period	(351,412)	(171,919)
Add: Items not involving cash
Amortization – administration	438	519

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	(9,494)	15,065
Decrease (increase) in prepaid expenses	(14,042)	(2,724)
Increase (decrease) in accounts payable	215,183	(116,329)

	(159,327)	(275,388)

Cash flows from financing activities
Mortgage principal repayments	(557)	(517)
Share issue costs	-))	(3,210)
Private placements, net of issue costs	-))	500,000

	(557(557)	496,273

Cash flows used in investing activities
Exploration costs	(20,802)	(89,774)

Increase (decrease) in cash	(180,686)	131,111

Cash and cash equivalents
Beginning of period	498,055	156,074

Cash and cash equivalents
End of period	$ 317,369	$ 287,185

Supplemental disclosure:
Cash used in operating activities includes:	1,712	1,752
Interest paid	1,465	2,774
Interest received

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987.  Subsequent to incorporation the company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

3.

Significant accounting policies - continued

compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the three months ending March 31, 2007 amounted to $1,559 (2006 - $1,681).

As at March 31, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,757,032	255,160	157,304	2,998,042)
Metallurgy	525	-	1,050,676	11,412	-	1,062,613)
Other	740,257	17,097	890,832	131,488	132,295	1,911,969)
Total exploration & development costs	$1,755,217	$ 57,450	$8,603,162	$ 926,532	$ 390,529	$11,732,890)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,788,427	$169,296	$8,955,559	$1,995,666	$ 504,412	$13,413,360)
Less: Provision for impairment of deferred costs					(9,514,843)
						$3,898,517)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

4.

Mineral rights - continued

As at December 31, 2006, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698)
Metallurgy	525	-	1,047,577	11,412	-	1,059,514)
Other	738,990	17,088	889,270	127,732	130,970	1,904,050)
Total exploration & development costs	$1,753,950	$ 57,441	$8,589,803	$ 920,130	$ 389,204	$11,710,528)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,787,160	$169,287	$8,942,200	$1,989,264	$ 503,087	$13,390,998)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,876,155)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion,  to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 9.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

5.

Property, building and equipment

	March 31, 2007
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,605	$ 713
Computer equipment	97,352	94,848	2,504
Computer software	74,359	74,359	-
Office equipment	53,819	46,243	7,576
Portable buildings	12,112	11,924	188
Building	178,124	58,535	119,589
Land	22,322	-	22,322
	$ 467,406	$ 314,514	$ 152,892

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,547	$ 771
Computer equipment	97,352	94,530	2,822
Computer software	74,359	74,359	-
Office equipment	53,819	45,845	7,974
Portable buildings	12,112	11,908	204
Building	178,124	57,327	120,797
Land	22,322	-	22,322
	$ 467,406	$ 312,516	$ 154,890

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

7.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	March 31, 2007	March 31, 2006
Tax value of mineral rights in excess of book value	853,000	$ 855,000)
Tax value of capital assets in excess of book value Net operating loss carryforwards	110,000 1,200,000	128,000) 866,000)

	2,163,000	1,849,000)
Valuation allowance	(2,163,000)	(1,849,000)
Net future income tax assets	$ -)	$ -)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

7.

Income taxes - continued

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	March 31, 2007	March 31, 2006

Statutory rate	37%	37%
Tax rate change	(3)	(2)
Unrecognized benefit of current year's losses	(34)	(35)
Effective rate of tax recovery	-))))	-))))

At March 31, 2007, the Company has approximately $3,519,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2007	147,000
2008	188,000
2009	228,000
2010	289,000
2011	562,000
2012	621,000
2013	1,132,000
2014	352,000
$ 3,519,000

8.

Share capital.

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2005	34,078,657	$ 16,433,593

Shares issued for cash	15,000,000	1,600,001
Share issue costs	-	(19,210)
Balance, December 31, 2006	49,078,657	$ 18,014,384

Shares issued for cash	-	-
Shares issue costs	-	-
Balance, March 31, 2007	49,078,657	$ 18,014,384

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

8.

Share capital - continued

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date – extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  No value has been attributed to the warrants as their exercise price was above market.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (warrants were extended from January 16, 2007 to January 16, 2008).  The fair value of the warrants were not materially impacted by the extension of time to exercise the warrants.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset in 2005 the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the Company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007..

Expiry Date	Exercise Price	Number of Warrants 2006	Issued	Expired	Number of Warrants March 31, 2007
May 12, 2007	0.25	1,135,000			1,135,000
January 16, 2008	0.15	2,500,000			2,500,000
July 7, 2008	0.15	5,000,000			5,000,000
		8,635,000			8,635,000

Weighted average exercise price					0.17
Weighted average remaining life					1.21

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

8.

Share capital - continued

Expiry Date	Exercise Price	Number of Options 2006	Issued	Cancelled	Number of Options 2006
April 14, 2008	0.20/ 0.25 *	3,150,000			3,150,000

Weighted average exercise price		0.20			0.20
Weighted average remaining life					1.22

*

The options issued are exercisable at a price of $0.20 per share until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.  During the three months ending March 31, 2007, no stock options were exercised.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

9.

Commitments and contingencies

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors.

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

The Company considers the outcomes of all of these claims, both on its behalf and against it, to be presently indeterminable and the financial statements reflect no specific provisions in respect to any of them.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

(UNAUDITED)

(stated in Canadian dollars)

10.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	March 31, 2007	March 31, 2006

Accounts payable	$ 60,049	$ 24,410

Expenses:
Management fees	$ 7,500	$ 7,500
Professional fees	$ 54,549	$ 45,210
Rent	$ 1,500	$ 1,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

11.

Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian generally accepted accounting principles (GAAP) and those principles that would be applied if the statements were prepared in accordance with GAAP in the United States.  See December 31, 2006 financial statements.

12.

Subsequent Events

On May 1, 2007, the TSX Venture  Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  Al securities issued will be subject to a four-month hold period from the date of closing.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2007

The following discussion and analysis of the results of operations and financial position of the Company for the three months ending March 31, 2007 should be read in conjunction with the March 31, 2007 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is May 8, 2007.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The Company has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have been the subject of historical mineral resource estimates that do not meet the requirements of the CIM classifications referenced in National Instrument 43-101.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.

Earlier estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of  indicated resources of 0.43% copper in the oxide zone and 400,000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cut-off grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cut-off grade for the sulphide zone of 0.30% copper.

Although the Company believes these resource estimates on the Getty North deposit are relevant, it is cautioned that the resource estimates are historical in nature and do not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. These estimates have not been verified by a Qualified Person.

The Company further understands that these resource estimates were developed after a review of all geological information available at the respective times that they were delivered to the Company.

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper.  Subsequently, in 1996, Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the Getty South historical technical information and to catalogue and digitize this information.

As a result of a disclosure review undertaken by the BC Securities Commission in early 2006, the Company has retracted all past references to mineral reserves and because the Company does not have a current technical report in compliance with National Instrument 43-101, it has retracted any reference to a current mineral resource. The Company is in the process of commissioning a National Instrument 43-101 compliant report to determine resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications. These resource estimates are expected to be completed before the end of Quarter 2/07.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching.  Limited testing of sulfide samples was also conducted, but the overall focus was on oxide mineralization.  Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization was analyzed at 0.84% copper (0.55% oxide copper, 65% of the total copper).  Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours.  The higher pH value is more suitable for SX/EW recovery.  Net acid consumptions were 9.6 and 6.7 kg/t respectively.  The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield.  A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%.  Cathodes analyzed at 99.97% copper with the impurities being sulfur, silver, lead, and iron.  It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution).  A 24-hour test was not successful in improving flow through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum.  Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum.

Achievements of the Phases 1 and 2 programs are summarized as follows:

•

Bench scale testing results can be achieved in a pilot plant operation

•

Continuous flow through of mineralization while leaching in a vat is validated

•

Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.

•

Acid consumption is relatively low, in the 7 – 17 kg/t range

•

Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight

•

Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material

•

Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology. The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching (“CVL”) technology. The negotiations will not be concluded until the Company is satisfied with the viability of the discharge system. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity’s board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

The price of copper remained relatively steady in 2006 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2007 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company is involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Significant legal expenses resulted in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.  The 2007 fiscal period may face significant legal expenses as the law suites move towards trial dates.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2006, and March 31, 2007 the Company has raised $1,600,001 by way of private placement financing.  Subsequent to the first quarter ending March 31, 2007, the Company completed a private placement on May 7, 2007 for 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10 is comprised of one common share of the Company and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  All securities issued pursuant to this private placement will be subject to a four-month hold period from the date of closing.

Also subsequent to the first quarter ending March 31, 2007, on May 1, 2007, the Company issued 4,937,500 shares of the Company to the John B Pub Ltd., a Company controlled by director and control person, John Lepinski, at $0.10 per share in settlement of an outstanding debt of $493,750.  All securities pursuant to this transaction are subject to a four month hold.

The Company’s working capital decreased to ($611,362) for the three months ending March 31, 2007 from ($329,618) at December 31, 2006, the decrease of $281,744 is due to an increase in payables during the three months ending March 31, 2007 and insufficient funds to meet these liabilities.

The Company’s total assets decreased during the three months ending March 31, 2007 to $4,435,897 a decrease of $136,786 due to cash spent on legal and administrative expenditures.  The Company’s liabilities increased by $214,626, primarily due to an increase in payables related to legal expenses.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the three months ending March 31, 2007 increased by $179,493 over the loss reported at March 31, 2006.   General and administrative expenditures for the three months ending March 31, 2007 increased to $353,110 compared to $171,919 at March 31, 2006.  The comparative increase of $181,191 in administrative expenses between the three months ending March 31, 2007 and 2006 can be attributed to an increase in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under additional disclosure.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

Professional fees for the three months ending March 31, 2007 $321,330 (2006 - $133,543) which include $315,879 (2006- $128,649) for legal and court fees, $5,451 (2006 - $4,093) in accounting fees and $Nil (2006- $800) consulting fees.  The other administration expenses, ie office, telephone, rent, etc are comparable to the previous three months ending March 31, 2006.

Selected Quarterly Information for the three months ending:

.

	March 31, 2007	March 31, 2006
Loss for the quarter	($351,412)	($171,919)
Loss per share:	($0.007)	($0.004)
Assets	$4,435,897	$4,572,683

Summary of Quarterly Results

	March. 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005
Revenue	$ 1,698	$ 3,957	$ 2,259	$ 561	$ Nil	$ 748	$ 748	$ 748
Loss before Extraordinary items	351,412	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881	$109,541
Net loss	351,412	1,136,910	792,933	$574,979	$171,919	$285,806	$203,881	$109,541
Loss per share	$0.007	$0.03	$0.016	$ 0.014	$0.0044	$0.0084	$ 0.0060	$ 0.0032
Loss per share diluted	$0.0058	$0.017	$0.121	$ 0.011	$0.0034	$0.0067	$0.0046	$ 0.00026

Total Commitments

     less than a year

1-3 years

Rent

$    6,000

$    6,000

Management Fees

$  30,000

$  30,000

Legal Fees

   $  15,000

$        Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of  March 31, 2007, 3,150,000 stock incentive options have been granted, thus 195,231 common shares remain reserved for issuance under the Company’s share option plan.  As of March 31, 2007 no options have been exercised.   The options issued are exercisable at a price of $0.20 per share unit until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

Financing Activities

On May 12, 2005 the Company completed a 1,335,000 unit private placement for gross proceeds of $200,250. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at a price of $0.25 during the period May 13, 2006 to May 12, 2007. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.    As of the date of this report, no warrants were exercised and are set to expire May 12, 2007.

On January 16, 2006 the Company completed a private placement of 5,000,000 units for gross proceeds of $500,000. Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company. No finder’s fees or commissions were paid.  These warrants were extended to January 16, 2008 at a price of $0.15, as of the date of this report no warrants were exercised.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  As of the date of this report no warrants were exercised.

On May 1, 2007, the TSX Venture  Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  Al securities issued will be subject to a four-month hold period from the date of closing.  The number of outstanding shares after this private placement is 67,016,157.

As of March 31, 2007, if all the share purchase warrants and incentive stock options were exercised the number of shares outstanding would be 61,063,657.  Subsequent to March 31, 2007, the Company completed a private placement and a share for debt, as mentioned above, this has increased the fully diluted shares outstanding to 85,501,157.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the three months ending March 31, 2007 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the three months ending March 31, 2007, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the three months ending March 31, 2007, a professional accounting firm to which a director is associated billed the Company $5,204 (2006- $3,710) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $4,345 (2006– $10,700) for the director’s time and disbursements for representing the Company in examinations of discovery and other matters related to law suits during the three months ending March 31, 2007.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $45,000 (2006- $30,000) for legal fees, as general counsel.   For the three months ending March 31, 2007, the Company also paid $1,500 office rent and $7,500 management fees to companies controlled by the Managing Director.

During the year ending December 31, 2006, two directors of the Company purchased 3,704,545 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $395,000.

Outstanding share data

As of May 9, 2007, there were 67,016,157 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification as the Company does not believe they are entitled to it under corporate law, asserting that both Gardner and Preto did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and

Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

On November 10, 2005, the Company initiated a lawsuit in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000USD which the Company claims was inappropriately, without board approval and contrary to the Company’s banking resolution, removed from the Company’s bank account during 2004.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

Direction for 2007

Dependent upon the results of the commissioned resource estimates on the Company’s Getty North and Getty South deposits, the Company may commission a preliminary feasibility study to continue the Company’s mission of proceeding to production.

Form 52-109F2 Certification of Interim Filings

I  Jean Jacques Treyvaud, Getty Copper Inc., Chief Executive Officer, Director, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Getty Copper Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007.

“Jean Jacques Treyvaud”

_______________________

Jean Jacques Treyvaud

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I Donald Willoughby, Getty Copper Inc., Chief Financial Officer, Director, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Getty Copper Inc., (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007.

“Donald Willoughby”

_______________________

Donald Willoughby

Chief Financial Officer

GETTY COPPER INC.	Trading Symbol TSX:V GTC May 15, 2007

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company is pleased to announce that it has received a letter from the RCMP’s Vancouver Integrated Market Enforcement Team confirming that its investigation in relation to the Company’s 2002 acquisition of the Getty South deposit has been closed and that no recommendation for any prosecution has been made.

Getty is pleased that the long and exhaustive investigation by the authorities of the ill-founded complaint of wrongdoing by Getty directors surrounding the acquisition has been favourably concluded. The investigation, which was initiated as a result of the actions of a former Getty director, has been an unfortunate distraction, which we are grateful is now over. This long awaited closure will permit the Company and its management to refocus its resources on its business of developing its properties.

The Company also advises that it has settled all of the outstanding litigation involving former director Robert Gardner. While denying any liability, mutual releases have been exchanged and the Company has transferred 175,000 shares of Genco Resources Ltd., to Gardner. To facilitate the settlement, the Genco shares were acquired by Getty, from a private company controlled by director John Lepinski, and were paid for with the Getty shares referred to in the Company’s news release of April 19, 2007 plus $145,000 cash.

The outstanding legal claims involving former director Vittorio Preto and valuation consultant Ross Glanville remain scheduled for trial commencing May 28, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and General Counsel

For further information please contact:

John M. Parks

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC,  V3K 3P1

Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Getty Copper Inc.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

May 16, 2007 – Coquitlam, B.C. – Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s three months ending March 31, 2007.

For the three months ending March 31, 2007 the Company’s net loss for the period increased by $179,493 compared to the three months ending March 31, 2006.  The comparative increase in net loss from 2006 to 2007 can be attributed to an increase in professional fees by $187,787, due to legal expenses.

Financial and Operating Highlights, provided by management

Three Months Ended March 31,

	2007	2006
Rent Revenue	$ 1,698	$ Nil
Expenses	$ 353,110	$ 171,919
Interest Earned	$ 1,465	$ 2,774
Net Loss	$ 351,412	$ 171,919

Condensed Balance Sheets
As at,	March 31, 2007	Dec. 31, 2006	% change
Assets	$ 4,435,897	$ 4,572,683	(2.99%)
Liabilities	$ 1,085,882	$ 871,256	24.63%
Shareholders’ Equity	$ 3,350,015	$ 3,701,427	(9.49%)

 On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

1000 Austin Avenue

Coquitlam, British Columbia

Don Willoughby

Canada, V3K 3P1

Contact: Don Willoughby

Chief Financial Officer

Phone:(604) 931-3231 Fax:  (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

Date of Material Change

May 7, 2007

Item 3

News Release

The news release was disseminated on April 19, 2007 and May 8, 2007 through Market News Wire and Stockwatch.

Item 4

Summary of Material Change

$1,300,000 Private Placement

Item 5

Full Description of Material Change

Non-broker private placement 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10 is comprised of one common share of the Company and one half-share warrant.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from the closing of the private placement.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact:

JOHN M. PARKS,

CORPORATE SECRETARY

604-649-0331

Item 9

Date of Report

May 8, 2007

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

GETTY COPPER INC.

1.

Name and Address of Offeror:

Ralph Berezan
203-20171 92A Avenue,
Langley, B.C. V1M 3A5

2.

The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror, has acquired direct or indirect beneficial ownership and control of 3,000,000 units of Getty Copper Inc. (the “Company”), at a price of $0.10 per unit, by way of private placement from the treasury of the Company, each unit being comprised of one common share and one common half-share purchase warrant. Two warrants entitle the holder to purchase an additional common share of the Company for twelve months at an exercise price of $0.15 per share. This acquisition brings the Offeror’s total shareholdings in the Company to 7,956,773 common shares representing approximately 11.87% of the Company’s then 67,016,157 issued and outstanding common shares. The Offeror also holds warrants entitling the holder to purchase an additional 1,363,636 common shares of the Company at a price of $0.15 until July 8, 2008. If these warrants were exercised, the Offeror’s shareholdings would increase to 10,820,409 common shares, representing approximately 15.48% of the Company’s then 69,879,793 issued and outstanding common shares.

3.

The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under paragraph two, 7,956,773 common shares, and warrants to purchase up to an additional 2,863,636 common shares, are owned or controlled by the Offeror, together representing approximately 15.48% of the Company’s issued and outstanding common shares if the options and warrants are exercised in full by the Offeror.  If the options and warrants are not exercised by the Offeror, then his shareholdings of 7,956,773 shares represents approximately 11.87% of the Company’s current issued and outstanding share capital.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

(a)

the offeror, either alone or together with any joint actors, has ownership and control:

7,956,773 common shares, and warrants and stock options to acquire up to an additional 2,863,636 common shares.

(b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:

None.

(c)

The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5.

The name of the market in which the transaction or occurrence giving rise to the report took place:

The 3,000,000 common share and half warrant units were purchased by the Offeror privately pursuant to a private placement from the Company.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the common shares for investment purposes and he may increase his ownership position.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The 3,000,000 units were acquired by the Offeror pursuant to a private placement agreement between the Offeror and the Company dated April 11, 2007 at a price of $0.10 per share and were acquired by the Offeror for investment purposes.

8.

The names of any joint actors in connection with the disclosure required in this Report:

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the private placement units was $300,000. paid in cash.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

Dated at Langley, British Columbia this 7th day of May, 2007.

Ralph Berezan

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

Date of Material Change

May 14, 2007

Item 3

News Release

The news releases were disseminated on April 19, 2007 and May 15, 2007 through Market News Wire and Stockwatch.

Item 4

Summary of Material Change

Settlement of litigation and Shares for Debt.

Item 5

Full Description of Material Change

Share for debt, the Company has issued 4,937,500 shares of the Company to the John B Pub Ltd., a company controlled by John Lepinski, a director and a control person of Getty Copper Inc., at $0.10 per share in settlement of an outstanding debt $493,750.

The shares for debt arose as a result of a settlement of all outstanding litigation with former director Robert Gardner. Specifically, all parties executed a mutual release and Getty transferred 175,000 shares of Genco Resources Ltd. to Gardner. The Genco shares were acquired by Getty from John B. Pub Ltd at a discount from the trading price, at that time, of approximately $4.65. Getty paid John B. Pub Ltd a total of $638,750 representing 175,000 shares at $3.65. The consideration paid by Getty was a combination of $145,000 cash and 4,937,500 Getty shares.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

For further information contact:

JOHN M. PARKS,

CORPORATE SECRETARY

604-649-0331

Item 9

Date of Report

May 15, 2007